UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Autozi Internet Technology (Global) Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.000001 per share

(Title of Class of Securities)

G06382108

(CUSIP Number)

Hsu-Sheng Tsou

Room2202, Henglicheng Office Bldg 128-1,

Wusi Rd, Gulou District,

Fuzhou, China

+86 591 3811 8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 27, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G06382108

1.	NAMES OF REPORTING PERSONS CDIB Private Equity (Fujian) Enterprise (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,754,800
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,754,800
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,754,800[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%[2]
12.	TYPE OF REPORTING PERSON (see instructions) PN

1CDIB Private Equity (Fujian) Enterprise (Limited Partnership) (“CDIB LP”) directly owns 7,754,800 Class A ordinary shares. CDIB Private Equity Management (Fujian) Enterprise (Limited Partnership) (“CDIB Management LP”) acts as the general partner of CDIB LP. CDIB Private Equity (Fujian) Co., Ltd. (“CDIB Ltd”) acts as the general partner of CDIB Management LP. Mr. Hsu-Sheng Tsou acts as the Chief Executive Officer of CDIB Ltd and may be deemed to indirectly beneficially own securities held by CDIB LP.

2 This percentage is calculated based upon 104,981,200 ordinary shares issued and outstanding as of August 27, 2024, comprising 70,386,100 Class A ordinary shares and 34,595,100 Class B ordinary shares as set forth in the prospectus on Form 424(B)(4) dated August 27, 2024.

CUSIP No. G06382108

1.	NAMES OF REPORTING PERSONS CDIB Private Equity Management (Fujian) Enterprise (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,754,800
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,754,800
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,754,800[3]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%[4]
12.	TYPE OF REPORTING PERSON (see instructions) PN

3 CDIB LP directly owns 7,754,800 Class A ordinary shares. CDIB Management LP acts as the general partner of CDIB LP. CDIB Ltd. acts as the general partner of CDIB Management LP. Mr. Hsu-Sheng Tsou acts as the Chief Executive Officer of CDIB Ltd and may be deemed to indirectly beneficially own securities held by CDIB LP.

4 This percentage is calculated based upon 104,981,200 ordinary Shares issued and outstanding as of August 27, 2024, comprising 70,386,100 Class A ordinary shares and 34,595,100 Class B ordinary shares as set forth in the prospectus on Form 424(B)(4) dated August 27, 2024.

CUSIP No. G06382108

1.	NAMES OF REPORTING PERSONS CDIB Private Equity (Fujian) Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,754,800
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,754,800
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,754,800[5]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%[6]
12.	TYPE OF REPORTING PERSON (see instructions) CO

5 CDIB LP directly owns 7,754,800 Class A ordinary shares. CDIB Management LP acts as the general partner of CDIB LP. CDIB Ltd. acts as the general partner of CDIB Management LP. Mr. Hsu-Sheng Tsou acts as the Chief Executive Officer of CDIB Ltd and may be deemed to indirectly beneficially own securities held by CDIB LP.

6 This percentage is calculated based upon 104,981,200 ordinary shares issued and outstanding as of August 27, 2024, comprising 70,386,100 Class A ordinary shares and 34,595,100 Class B ordinary shares as set forth in the prospectus on Form 424(B)(4) dated August 27, 2024.

CUSIP No. G06382108

1.	NAMES OF REPORTING PERSONS Hsu-Sheng Tsou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,754,800
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,754,800
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,754,800[7]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%[8]
12.	TYPE OF REPORTING PERSON (see instructions) IN

7 CDIB LP directly owns 7,754,800 Class A ordinary shares. CDIB Management LP acts as the general partner of CDIB LP. CDIB Ltd. acts as the general partner of CDIB Management LP. Mr. Hsu-Sheng Tsou acts as the Chief Executive Officer of CDIB Ltd and may be deemed to indirectly beneficially own securities held by CDIB LP.

8 This percentage is calculated based upon 104,981,200 ordinary shares issued and outstanding as of August 27, 2024, comprising 70,386,100 Class A ordinary shares and 34,595,100 Class B ordinary shares as set forth in the prospectus on Form 424(B)(4) dated August 27, 2024.

CUSIP No. G06382108

Item 1.

(a)	Name of Issuer Autozi Internet Technology (Global) Ltd.
(b)	Address of Issuer’s Principal Executive Offices Building B09, Intelligence Park No. 26 Yongtaizhuang North Road, Haidian District, Beijing, China

Item 2.

(a)	Name of Person Filing

This Schedule is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

	1)	CDIB Private Equity (Fujian) Enterprise (Limited Partnership) (“CDIB LP”)

	2)	CDIB Private Equity Management (Fujian) Enterprise (Limited Partnership) (“CDIB Management LP”)

	3)	CDIB Private Equity (Fujian) Co., Ltd. (“CDIB Ltd”)

	4)	Hsu-Sheng Tsou

This Schedule relates to Class A ordinary shares of the Issuer, par value $0.000001 per share, directly held by CDIB LP. CDIB Management LP acts as the general partner of CDIB LP. CDIB Ltd acts as the general partner of CDIB Management LP. Mr. Hsu-Sheng Tsou acts as the Chief Executive Officer of CDIB Ltd and may be deemed to indirectly beneficially own securities held by CDIB LP.

Each Reporting Person declares that neither the filing of this Schedule nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Address or principal business office or, if none, residence

The address of the principal business office of each of the Reporting Persons is Room2202, Henglicheng Office Bldg 128-1, Wusi Rd, Gulou District, Fuzhou, China.

(c)	Citizenship

	1)	CDIB LP is a PRC limited partnership

	2)	CDIB Management LP is a PRC limited partnership

	3)	CDIB Ltd is a PRC company

	4)	Hsu-Sheng Tsou is a citizen of Taiwan

(d)		Title of Class of Securities Class A ordinary shares of the Issuer, par value $0.000001 per share

(e)		CUSIP Number G06382108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See response to Item 9 on each cover page.

(b)	Percent of class: See response to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote. See response to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote. See response to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of. See response to Item 7 on each cover page.

	(iv)	Shared power to dispose or to direct the disposition of. See response to Item 8 on each cover page.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G06382108

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CDIB Private Equity (Fujian) Enterprise (Limited Partnership)

November 13, 2024
Date

/s/ Hsu-Sheng Tsou
Signature

Hsu-Sheng Tsou, CEO of CDIB Private Equity (Fujian) Co., Ltd., the General Partner of CDIB Private Equity Management (Fujian) Enterprise (Limited Partnership), the General Partner of CDIB Private Equity (Fujian) Enterprise (Limited Partnership)

Name/Title

CDIB Private Equity Management (Fujian) Enterprise (Limited Partnership)

November 13, 2024
Date

/s/ Hsu-Sheng Tsou
Signature

Hsu-Sheng Tsou, CEO of CDIB Private Equity (Fujian) Co., Ltd., the General Partner of CDIB Private Equity Management (Fujian) Enterprise (Limited Partnership)
Name/Title

CDIB Private Equity (Fujian) Co., Ltd.

November 13, 2024
Date

/s/ Hsu-Sheng Tsou
Signature

Hsu-Sheng Tsou, Chief Executive Officer
Name/Title

Hsu-Sheng Tsou

November 13, 2024
Date

/s/ Hsu-Sheng Tsou
Signature

Individual
Name/Title

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement